MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Alcon Terminates Agreement to Acquire STAAR Surgical

Ad hoc announcement pursuant to Art. 53 LR

GENEVA (January 6, 2026) - Alcon (SIX/NYSE: ALC), the global leader in eye care dedicated to helping people see brilliantly, today terminated its definitive merger agreement with STAAR Surgical Company (NASDAQ: STAA) announced on August 5, 2025.

“Throughout this process we remained disciplined with our views on price and risk. Moving forward, our refractive strategy is unchanged and our new wavelight® plus offering remains our focus for the most popular refractive surgery in the world, LASIK. This will be an exciting year for Alcon as we continue the global launches of more than 10 major products in both our surgical and vision care franchises. These innovations substantively advance outcomes for eye care disorders and help patients around the world see brilliantly,” said David J. Endicott, CEO of Alcon.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Some of these factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date they are made, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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Investor Relations
Daniel Cravens, Allen Trang
+ 41 589 112 110 (Geneva)
+ 1 817 615 2789 (Fort Worth)
investor.relations@alcon.com

Media Relations
Steven Smith
+ 41 589 112 111 (Geneva)
+ 1 817 551 8057 (Fort Worth)
globalmedia.relations@alcon.com

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